William HILL

Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

1st October 2009

SEC No. 82-34679

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA

SUPPL

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

September 1st; 2nd; 10th; 16th; 21st; 24th; 29th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Dennis Read
Deputy Company Secretary

09047064

Encs.

dw 10/7

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 01 September 2009 14:37
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 3366Y
William Hill PLC
01 September 2009

The following notification was received on 28 August 2009 by William Hill PLC, relating to major interests in shares of William Hill PLC.

Thomas Murphy, Company Secretary
1 September 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	William Hill PLC

2 Reason for the notification (please tick the appropriate box or boxes):		
An acquisition or disposal of voting rights		X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached		
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments		
An event changing the breakdown of voting rights		
Other (please specify):		

3. Full name of person(s) subject to the notification obligation:	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction and date on which the threshold is crossed or reached:	27th August 2009
6. Date on which issuer notified:	28th August 2009
7. Threshold(s) that is/are crossed or reached:	Gone below 5%

8. Notified details:							
A: Voting rights attached to shares							
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Indirect	Direct	Indirect	Direct	Indirect
GB0031698896	17,628,205	17,628,205	N/A	N/A	17,941,788	N/A	2.56%

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta
CFD	N/A	N/A	N/A	15,885,351	2.27%	

Total (A+B+C)	
Number of voting rights	Percentage of voting rights
33,827,139	4.83%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
BlackRock Investment Management (UK) Limited - 33,827,139 (4.83%)

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	BlackRock Compliance Disclosure Team
14. Contact name:	Stuart Watchorn

15. Contact telephone number:	0207 743 5741; stuart.watchorn@blackrock.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLFGGGLFMZGLZM

To unsubscribe from alerts, please visit William Hill PLC's website.

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 02 September 2009 12:09
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 4029Y
William Hill PLC
02 September 2009

William Hill PLC (the "Company")

Total Voting Rights

On 1 September 2009 William Hill
PLC has 700,643,484 issued ordinary shares of 10p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the Company.

The Company also holds 1,002,716 ordinary shares in treasury and the voting rights of these treasury shares are automatically suspended.

The above figure of 700,643,484 may be used by shareholders to determine if they are required to notify their interest in, or a change to their interest in, William Hill PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Dennis Read Deputy Company Secretary
020 8918 3723

END

TVRFLLFBKKBBBBE

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 10 September 2009 16:47
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 8831Y
William Hill PLC
10 September 2009

10 September 2009

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 9 September 2009, 1,526 ordinary shares held by the Company in treasury (treasury shares) were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Performance Share Plan 2006.

On the same date, a further 31,957 ordinary shares held by the Company in treasury were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of these shares under option was 127 pence.

Following the above transfer of shares out of treasury, the Company has a total of 700,676,967 ordinary shares in

issue, in addition 969,233 ordinary shares are held in treasury.

Enquiries:

Dennis Read	Deputy Company Secretary 020 8918 3723

END

POSILFSEAVIILIA

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 16 September 2009 11:39
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RECEIVED
2009 OCT -6 P 12:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RNS Number : 1575Z
William Hill PLC
16 September 2009

The following notification was received yesterday by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
16 September 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	William Hill PLC

2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation:	FMR LLC
4. Full name of shareholder(s) (if different from 3.):	See attached schedule
5. Date of the transaction and date on which the threshold is crossed or reached:	11 September 2009
6. Date on which issuer notified:	15 September 2009
7. Threshold(s) that is/are crossed or reached:	5%

8. Notified details:
A: Voting rights attached to shares

Class/type of shares	**Situation previous to the triggering**	**Resulting situation after the trigg**

if possible using the ISIN CODE	transaction Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Indirect	Direct	Indirect	Direct	Indirect
GB0031698896	35,730,626	35,730,626	34,522,708		34,522,708		4.92

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	**Exercise price**	**Expiration date**	**Exercise/ Conversion period**	**Number of voting rights instrument refers to**	**% of voting rights**	
					Nominal	**Delta**

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
34,522,708	4.92

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
FMR LLC is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and FIL Management Trust Company (FMTC) and Pyramis Global Advisors Trust Company (PGATC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts and Pyramis Global Advisors LLC (PGALLC).

Proxy Voting:	
10. Name of the proxy holder:	FMR LLC
11. Number of voting rights proxy holder will cease to hold:	1,207,918
12. Date on which proxy holder will cease to hold voting rights:	11 September 2009

13. Additional information:	None
14. Contact name:	Amanda Chana
15. Contact telephone number:	

	Fil-regreporting@fil.com

Full Name of Shareholders Schedule

Shares Held	Management Company	Nominee/Registered Name
917,200	FMRCO	BANK OF NEW YORK
168,400	FMTC	BANK OF NEW YORK
2,549,000	FMRCO	BROWN BROTHERS HARRIMAN AND CO
12,300	PTC	BROWN BROTHERS HARRIMAN AND CO
63,400	FCL	CIBC MELLON TRUST
24,580,870	FMRCO	JP MORGAN CHASE BANK
123,100	FMTC	JP MORGAN CHASE BANK
1,468,700	FMRCO	MELLON BANK NA
333,700	FMTC	MELLON BANK NA
434,400	PTC	MELLON BANK NA
37,600	FMRCO	NORTHERN TRUST CO
214,153	FMTC	NORTHERN TRUST CO
348,800	FICL	STATE STR BANK AND TR CO
91,830	FMR	STATE STR BANK AND TR CO
1,033,500	FMRCO	STATE STR BANK AND TR CO
1,452,000	FMTC	STATE STR BANK AND TR CO
143,200	PTC	STATE STR BANK AND TR CO
78,225	FCL	CIBC MELLON TRUST (C)
309,030	FCL	ROYAL TRUST TORONTO
51,400	PTC	BANK OF NEW YORK MELLON
131,900	FCL	NATIONAL BANK TRUST (C)
34,522,708		**Grand Total Ordinary Shares**

Current Ownership Percentage: **4.92%**

Total Shares Held: **34,522,708**

Issued Share Capital: **700,676,967**

END

HOLFGGMLGVVGLZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 21 September 2009 15:48
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 4087Z
William Hill PLC
21 September 2009

The following notification was received on 18th September 2009 by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
21 September 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	William Hill PLC

2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation:	FMR LLC
4. Full name of shareholder(s) (if different from 3.):	See attached schedule
5. Date of the transaction and date on which the threshold is crossed or reached:	15 September 2009
6. Date on which issuer notified:	17 September 2009
7. Threshold(s) that is/are crossed or reached:	5%

8. Notified details:		
A: Voting rights attached to shares		
Class/type of	**Situation previous**	**Resulting situation after the trigg**

shares if possible using the ISIN CODE	to the triggering transaction						
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Indirect	Direct	Indirect	Direct	Indirect
GB0031698896	34,522,708	34,522,708	36,310,650		36,310,650		5.18

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta

Total (A+B+C)	
Number of voting rights	Percentage of voting rights
36,310,650	5.18

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
FMR LLC is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and FIL Management Trust Company (FMTC) and Pyramis Global Advisors Trust Company (PGATC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts and Pyramis Global Advisors LLC (PGALLC).

Proxy Voting:	
10. Name of the proxy holder:	FMR LLC
11. Number of voting rights proxy holder will cease to hold:	1,787,942
12. Date on which proxy holder will cease to hold voting rights:	15 September 2009

13. Additional information:	None
14. Contact name:	Amanda Chana

15. Contact telephone number:	Fil-regreporting@fil.com

Full Name of Shareholders Schedule

Shares Held	Management Company	Nominee/Registered Name
917,200	FMRCO	BANK OF NEW YORK
151,500	FMTC	BANK OF NEW YORK
2,293,200	FMRCO	BROWN BROTHERS HARRIMAN AND CO
12,300	PTC	BROWN BROTHERS HARRIMAN AND CO
57,600	FCL	CIBC MELLON TRUST
26,940,530	FMRCO	JP MORGAN CHASE BANK
110,800	FMTC	JP MORGAN CHASE BANK
1,451,700	FMRCO	MELLON BANK NA
325,000	FMTC	MELLON BANK NA
393,800	PTC	MELLON BANK NA
33,800	FMRCO	NORTHERN TRUST CO
200,153	FMTC	NORTHERN TRUST CO
313,800	FICL	STATE STR BANK AND TR CO
91,830	FMR	STATE STR BANK AND TR CO
946,500	FMRCO	STATE STR BANK AND TR CO
1,423,300	FMTC	STATE STR BANK AND TR CO
131,200	PTC	STATE STR BANK AND TR CO
73,125	FCL	CIBC MELLON TRUST (C)
278,312	FCL	ROYAL TRUST TORONTO
46,300	PTC	BANK OF NEW YORK MELLON
118,700	FCL	NATIONAL BANK TRUST (C)
36,310,650		**Grand Total Ordinary Shares**

Current Ownership Percentage: 5.18%

Total Shares Held: 36,310,650

Issued Share Capital: 700,676,967

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLDGGZLDMDGLZM

To unsubscribe from alerts, please visit William Hill PLC's website.

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 24 September 2009 16:38
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 6367Z
William Hill PLC
24 September 2009

24 September 2009

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 23 September 2009, 72,123 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option was 127 pence.

Following the above transfer of shares out of treasury, the Company has a total of 700,749,090 ordinary shares in issue, in addition 897,110 ordinary shares are held in treasury.

Enquiries:

Dennis Read	Deputy Company Secretary 020 8918 3723

END

POSILFVEAVISFIA

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 29 September 2009 16:19
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 8866Z
William Hill PLC
29 September 2009

29 September 2009

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 28 September 2009, 42,424 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option was 127 pence.

Following the above transfer of shares out of treasury, the Company has a total of 700,791,514 ordinary shares in issue, in addition 854,686 ordinary shares are held in treasury.

Enquiries:

Dennis Read Deputy Company Secretary
020 8918 3723

END

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